Exhibit (a)(5)(D)(2)

China Ceramics Co., Ltd. Announces Results for Its Warrants Exchange Offer

Jinjiang, Fujian Province, China, September 1, 2010 – China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, announced today the final results of its exchange offer (the “Offer”), which offered the holders of the Company’s outstanding warrants (the “Warrants”), one of the Company’s shares (each a “Share”) in exchange for every four Warrants tendered by the holders of Warrants.  The Offer expired on Monday, August 30, 2010 at 5:00p.m., EDT.  Warrants exercisable for 14,553,949 Shares were eligible to be exchanged.

Based on the final count by the depositary for the Offer, a total of 11,779,649 Warrants (approximately 80.9% of the outstanding Warrants) were exchanged for a total of approximately 2,944,910 Shares.  Following the completion of the Offer, the Company has approximately 13,109,208 Shares outstanding and 2,774,300 Warrants outstanding, each exercisable for one Share at an exercise price of $7.50.  The depositary for the Offer expects to deliver the Shares to be issued in exchange for tendered Warrants on or about September 1, 2010.

All of the terms of the Warrants remain in effect and the Warrants will expire on November 16, 2012, unless redeemed earlier by the Company pursuant to the terms of the Warrants.

This news release is merely a notification of the results of the Offer and is neither an offer to buy or exchange securities and does not constitute the solicitation of an offer to sell or exchange any securities in the Company or any of its subsidiaries.  The Offer was made upon the terms and subject to the conditions set forth in the Offer Letter dated July 27, 2010, as supplemented on August 16, 2010, and this release should be read in conjunction with those documents.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China. The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD" and the "Hengdeli" or "HDL" brands, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.